EXHIBIT 3.1

DANA HOLDING CORPORATION

CERTIFICATE OF ELIMINATION

OF

4.0% SERIES A CONVERTIBLE PREFERRED STOCK &

4.0% SERIES B CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware

Dana Holding Corporation, a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: Pursuant to Section 151 of the DGCL and authority granted in the Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated (i) 2,500,000 shares of preferred stock as 4.0% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and (ii) 5,400,000 shares of preferred stock as 4.0% Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”), and established the terms of the shares of each such series in the Certificate of Incorporation, which Certificate of Incorporation was filed in the Office of the Secretary of State of the State of Delaware on January 25, 2008 and is in full force and effect on the date hereof. None of the authorized shares of Preferred Stock are outstanding and none will be issued.

SECOND: Pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation and in accordance with the provisions of Section 151 of the DGCL, the Board of Directors of the Corporation, on October 29, 2014, duly adopted the following resolutions authorizing the elimination of said Preferred Stock:

RESOLVED, that pursuant to the authority conferred on the Board by the provisions of Section 151 of the Delaware General Corporation Law (“DGCL”), the Board hereby eliminates (i) the 4.0% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and (ii) the 4.0% Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”, and, together with the Series A Preferred Stock, the “Preferred Stock”), neither of which is currently outstanding and none of which will be issued subject to the designations previously filed with respect to such class or series; and

RESOLVED FURTHER, that the appropriate officers of the Corporation, or any one or more of them, hereby are authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, to execute and file a

Certificate of Elimination of the Preferred Stock with the Secretary of State of the State of Delaware, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Certificate of Incorporation of the Corporation all matters set forth relating to the Preferred Stock.

THIRD: That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer, as of the 29th day of October, 2014.

DANA HOLDING CORPORATION

By:	/s/ Robert W. Spencer, Jr.
Name:	Robert W. Spencer, Jr.
Title:	Assistant Secretary

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